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                                                                    EXHIBIT 99.2

                                                                       Amendment
                                                           [English Translation]
                                                                February 3, 2005

                      OVER 15% CHANGE IN REVENUE OR PROFIT

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                                                                        Increase/                      Rate
1. Income Statement (KRW)            2004                2003           decrease          Amount       (%)
-------------------------     -----------------    -----------------   ----------   ---------------   -------
Revenue                       1,436,485,437,554    1,375,335,937,731           --    61,149,499,823      4.4
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Operating profit                114,021,390,126       75,207,306,247      Profits    38,814,083,879     51.6
                                                                        increased
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Ordinary income                  10,492,635,445     -165,335,856,155    Turned to   175,828,491,600    106.3
                                                                         positive
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Net income                       10,492,635,445     -165,335,856,155    Turned to   175,828,491,600    106.3
                                                                         positive
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2. Balance Sheet (KRW)                        2004                                     2003
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Total assets                                       3,172,433,578,969                       3,381,922,386,883
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Total liabilities                                  1,397,037,403,480                       1,623,567,312,735
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Paid-in capital                                    2,310,675,900,000                       2,310,675,900,000
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Total shareholders' equity                         1,775,396,175,489                       1,758,355,074,148
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Total shareholders' equity to
paid-in capital (%)                                             76.8                                    76.1
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                                - Operating profit went up as revenue was increased mainly by the nationwide implementation of fixed number portability, which boosted the number of
3. Major reasons for the        voice subscribers.
changes in revenues/profits     - Ordinary / net income turned positive thanks to increased revenues and decreased interest expenses following foreign recapitalization.
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                                February 3, 2005
4. Date of BOD resolution       - Outside director : 6 out of 6 were present
                                - Audit Committee members who are not outside directors : none
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5. Expected date of AGM                                            March 25, 2005
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6. Others
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O Date of relevant disclosure                                             N/A
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